Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 150-I dated July 9, 2007

Registration Statement no. 333-134553

Dated August 6, 2007

Rule 433

Preliminary Terms and Conditions, August 6, 2007	Telephone: +1 212 526 0905

Bearish Return Enhanced Notes Linked to the iShares® Dow Jones U.S. Real Estate Index Fund

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 620-I dated June 12, 2007, underlying supplement no. 360 dated June 12, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 620-I, underlying supplement no. 360, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering, will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 620-I, underlying supplement no. 360, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers Inc. sales representative, such other dealer or 1-888-603-5847.

Summary Description

These Bearish Return Enhanced Notes Linked to the Index Fund (the “notes”) are designed for investors who want to express a bearish view towards, and potentially hedge their exposure to, U.S. real estate equities through an investment linked to the iShares® Dow Jones U.S. Real Estate Index Fund (the “Index Fund”). If the closing share price of the Index Fund on the Final Valuation Date is below the Initial Share Price, at maturity investors will receive their principal plus a positive return equal to three times the absolute value of the Share Return, up to the Maximum Gain of 24.00% to 28.00% (the actual Maximum Gain will be determined on the Pricing Date). If the closing share price of the Index Fund on the Final Valuation Date is at or above the Initial Share Price, at maturity investors will be protected against the first 10% positive Share Return and will lose 1% of their principal for each 1% positive Share Return in excess of 10%. Investors must be willing to risk losing up to 90% of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†

Issue Price:	$1,000 per note

Issue Size:	$[TBD]

Pricing Date:	August 28, 2007‡

Settlement Date:	August 31, 2007‡

Final Valuation Date:	February 25, 2009‡††

Maturity Date:	March 2, 2009‡††

Term:	18 months

Underlying Shares:	iShares® Dow Jones U.S. Real Estate Index Fund

Underlying Index:	Dow Jones U.S. Real Estate Index

Payment at Maturity:

If the Share Return is negative, you will receive a cash payment per $1,000 principal amount note equal to :

$1,000 + ($1,000 × 300% × the absolute value of the Share Return);

provided that the Maximum Gain on the notes will be limited to between 24.00% and 28.00%. The actual Maximum Gain will be determined on the Pricing Date.

If the Share Return is between 0% and the Protection Level of 10% (inclusive), you will receive your full principal but no additional return.

If the Share Return is greater than the Protection Level of 10%, your principal will be reduced by 1% for every 1% gain in the Index Fund above the Protection Level, up to a maximum loss of 90% of your principal.

If the price per share of the Index Fund increases over the term of the notes, you may lose up to 90% of your principal.

Principal Protection at Maturity:	10%

Protection Level:	10%

Leverage Factor:	300%, subject to Maximum Gain

Maximum Gain:	Between 24.00% and 28.00%. The actual Maximum Gain will be determined on the Pricing Date.

Share Return:	Final Share Price — Initial Share Price Initial Share Price

Initial Share Price:	The closing price per share of the Index Fund on the Pricing Date.

Final Share Price:	The closing price per share of the Index Fund on the Final Valuation Date, times the Share Adjustment Factor.

Share Adjustment Factor:	1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “Description of Notes—Anti-Dilution Adjustments” in the accompanying product supplement no. 620-I for further information about these adjustments.

CUSIP:	52517P3P4

ISIN:	US52517P3P49

‡	Expected. In the event that we make any change to the expected Pricing Date and the Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remain the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity”, in the accompanying product supplement no. 620-I.

Investing in the notes linked to the Index Fund involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 620-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 360 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 620-I, underlying supplement no. 360 and any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees (3)	Proceeds to Us
Per Note	$1,000.00	$10.00	$990.00
Total	$[ ]	$[ ]	$[ ]
(1)

We are offering the notes to certain fiduciary accounts at variable prices of between $990 and $1,000 per note pursuant to one or more negotiated transactions, and Lehman Brothers Inc., with respect to any sales made to such accounts, will forego all or a portion of its fees. Lehman Brothers Inc. will offer the notes to all other purchasers at a purchase price of $1,000 per note. Lehman Brothers Inc. may pay selling concessions or fees to other dealers not in excess of $10 per note.

(2)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(3)	Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

August 6, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the notes are a part, and the more detailed information contained in product supplement no. 620-I (which supplements the description of the general terms of the notes) and underlying supplement no. 360 (which describes the Index, as defined herein, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 620-I, underlying supplement no. 360, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede the product supplement no. 620-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 620-I and “Risk Factors” in the accompanying underlying supplement no. 360, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll free at 1-888-603-5847.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 620-I dated June 12, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507134066/d424b2.htm

•	Underlying supplement no. 360 dated June 12, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507134001/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc. and not to any of its affiliates.

Selected Purchase Considerations

•

Capped Appreciation Potential: The notes are subject to a Maximum Gain of 24.00% to 28.00% and, accordingly, the return on a direct leveraged short position in the Index Fund may exceed the Maximum Gain. The actual Maximum Gain will be determined on the Pricing Date.

•

Diversification of the Index Fund: The return on the notes is linked to a leveraged short position in the performance of the Index Fund. The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index measures the performance of the real estate sector of the U.S. equity market. For additional information about the Index Fund and the Underlying Index, see “iShares® Dow Jones U.S. Real Estate Index Fund” and “The Dow Jones U.S. Real Estate Index” in the accompanying underlying supplement no. 360.

•

Limited Protection Against Loss: If the Final Share Price increases by no more than 10% as compared to the Initial Share Price, you will be entitled to receive the full principal amount of your notes at maturity. If the Final Share Price increases by more than 10% as compared to the Initial Share Price, for every 1% that the Index Fund has increased above 10%, you will lose an amount equal to 1% of the principal amount of your notes, subject to a maximum loss of up to 90% of the principal amount of your notes.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 620-I.

Selected Risk Factors

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 620-I and in the “Risk Factors” section of the accompanying underlying supplement no. 360. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances. Investing in the notes is not equivalent to taking a direct leveraged short position in the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index.

•

Market Risk: You may lose up to 90% of your principal: If the Final Share Price is more than 10% greater than the Initial Share Price, you will lose 1% of your principal for every 1% of the amount by which the Final Share Price exceeds 110% of the Initial Share Price; provided, however, that you will not receive less than $100 per $1,000 principal amount note at maturity.

•

No assurances of negative-return environment: While the notes are structured to provide potentially enhanced returns in a negative-return environment, we cannot assure you of the economic environment during the term or at maturity of your notes.

•

Maximum Gain: The return on a direct leveraged short position in the Index Fund may exceed the Maximum Gain of 24.00% to 28.00%. The actual Maximum Gain will be determined on the Pricing Date. Your return on the notes will not exceed the Maximum Gain.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks held by the Index Fund or stocks included in the Underlying Index would have.

•

Differences Between the Index Fund and the Underlying Index: The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments. We will pay compensation of up to $10 per note to the principals, agents and dealers in connection with the distribution of the notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Price of the Fund to which the notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Index Fund.

•

A Market Disruption Event on a Day that Would Otherwise be an Final Valuation Date Will Delay Settlement of the Notes: If a market disruption event occurs on a day that would otherwise be an Final Valuation Date, settlement of the notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to 8 trading days following the Maturity Date.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the closing price of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 620-I and the accompanying underlying supplement no. 360.

•	Uncertain tax treatment: Significant aspects of the tax treatment of the notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the notes.

•

Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Share Adjustment Factor for certain adjustment events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Hypothetical Examples of Amounts Payable upon Maturity

Assumptions:

Index Fund:	iShares® Dow Jones U.S. Real Estate Index Fund
Principal amount per note:	$1,000
Term:	18 months
Maximum Gain:	26.00%, which is the midpoint of the range of 24.00% to 28.00%
Index Fund performance:	120% to -100% for table 100% to -100% for graph

Share Return at Maturity	Payment at Maturity*	Total Return	Annualized Return
120.00%	$100.00	-90.00%	-78.46%
100.00%	$100.00	-90.00%	-78.46%
80.00%	$300.00	-70.00%	-55.19%
60.00%	$500.00	-50.00%	-37.00%
50.00%	$600.00	-40.00%	-28.86%
40.00%	$700.00	-30.00%	-21.16%
30.00%	$800.00	-20.00%	-13.82%
20.00%	$900.00	-10.00%	-6.78%
10.00%	$1,000.00	0.00%	0.00%
5.00%	$1,000.00	0.00%	0.00%
0.00%	$1,000.00	0.00%	0.00%
-1.00%	$1,030.00	3.00%	1.99%
-2.00%	$1,060.00	6.00%	3.96%
-3.00%	$1,090.00	9.00%	5.91%
-4.00%	$1,120.00	12.00%	7.85%
-5.00%	$1,150.00	15.00%	9.77%
-6.00%	$1,180.00	18.00%	11.67%
-7.00%	$1,210.00	21.00%	13.55%
-8.67%	$1,260.00	26.00%	16.66%
-10.00%	$1,260.00	26.00%	16.66%
-20.00%	$1,260.00	26.00%	16.66%
-40.00%	$1,260.00	26.00%	16.66%
-60.00%	$1,260.00	26.00%	16.66%
-80.00%	$1,260.00	26.00%	16.66%
-100.00%	$1,260.00	26.00%	16.66%

*	Values have been rounded for ease of analysis.

The following examples assume a hypothetical Initial Share Price of $70.40 and a hypothetical Maximum Gain of 26.00%, which is the midpoint of the range 24.00% to 28.00%. The actual Initial Share Price and Maximum Gain will be set at the Pricing Date.

Example 1: If the Share Return is negative and 3 times the absolute value of the Share Return exceeds the Maximum Gain, you will receive $1,260.00 per $1,000.00 principal amount (a Maximum Gain of 26.00%)
Hypothetical Final Share Price is $56.32, 20% less than the Initial Share Price
56.32 - 70.40	= Share Return = -20%	(the absolute value of -20.00%) x 3 = 60.00%
70.40
Hypothetical Return on Notes= 26.00% (Capped at the Maximum Gain on Notes)
Hypothetical Payment at Maturity= $1,260.00

Example 2: If the Share Return is negative and 3 times the absolute value of the Share Return does not exceed the Maximum Gain, you will receive your $1,000.00 principal amount plus 3 times the absolute value of the Share Return
Hypothetical Final Share Price is $67.58, 4% less than the Initial Share Price
67.58 - 70.40	= Share Return = -4%	(the absolute value of -4.00%) x 3 = 12.00%
70.40		Hypothetical Return on Notes= 12.00%
Hypothetical Payment at Maturity= $1,120.00

Example 3: If the Share Return is between 0% and 10% (inclusive), you will receive your $1,000.00 principal amount but no additional return
Hypothetical Final Share Price is $73.92, 5% more than the Initial Share Price
73.92 - 70.40	= Share Return = 5%	If the Share Return is between 0% and 10% (inclusive), you
70.40		will receive your full principal amount at Maturity. Hypothetical Return on Notes= 0%
Payment at Maturity= $1,000.00

Example 4: If the Share Return is greater than 10%, you will lose 1% of $1,000.00 principal amount for every 1% gain in the Index Fund
Hypothetical Final Share Price is $84.48, 20% more than the Initial Share Price
84.48 - 70.40	= Share Return = 20%	If the Share Return is greater than 10%, your principal will be
70.40		reduced by 1% for every 1% gain in the Index Fund over the Protection Level of 10%. Hypothetical Return on Notes= -10.00%
Payment at Maturity= $900.00

Example 5: If the Share Return is greater than 100%, you will receive only 10% of your $1,000.00 principal amount
Hypothetical Final Share Price is $154.88, 120% more than the Initial Share Price
154.88 - 70.40	= Share Return = 120%	10% of your Principal Amount is Protected.
70.40
Hypothetical Return on Notes= -90%
Payment at Maturity= $100.00

Historical Information

We obtained the various Index Fund closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on the Final Valuation Date. We cannot give you assurance that the performance of the Index Fund will result in a payment at maturity of more than the principal amount of your notes.

The following graph sets forth the historical performance of the Index Fund based on the daily Index Fund closing level from June 29, 2002 through July 31, 2007. The Index Fund closing level on July 31, 2007 was $70.40.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.